

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2018

John Williams
President and Chief Executive Officer
Domtar CORP
234 Kingsley Park Drive
Fort Mill, SC 29715

> **Re: Domtar CORP**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2018**
> **Filed August 8, 2018**
> **File No. 001-33164**

Dear Mr. Williams:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Natural Resources